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
                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No.   )*

                        American Industrial Properties REIT
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    026791-10-3
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                                  (CUSIP Number)

                     Mark C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  August 23, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Black Bear Realty, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                632,600
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               632,600
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     632,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.0%
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14   TYPE OF REPORTING PERSON*
     OO
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

                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Christopher L. Jarratt
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                25,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               25,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than one percent
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14   TYPE OF REPORTING PERSON*
     IN
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

                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jarratt Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
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

CUSIP No. 026791-10-3

     Pursuant to Rule 13d-1(f)(1), this original Schedule 13D Statement is filed jointly on behalf of Black Bear Realty, Ltd., an Ohio limited liability company, Christopher L. Jarratt of Nashville, Tennessee, and Jarratt Associates, Inc., a Tennessee corporation, for the purpose of reporting (1) certain acquisitions by Black Bear Realty, Ltd. and Mr. Jarratt of shares of beneficial interest, $0.10 par value per share, of American Industrial Properties REIT, a Texas equity real estate investment trust, and (2) an agreement between Black Bear Realty, Ltd. and Jarratt Associates, Inc. with respect to such shares.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of beneficial interest, $0.10 par value per share (the Shares ), of American Industrial Properties REIT, a Texas equity real estate investment trust ( American Industrial ), which has its principal executive offices at 6220 North Beltline, Suite 205, Irving, Texas 75063.

Item 2.   Identity and Background.

     (a) The persons filing this Schedule are (1) Black Bear Realty, Ltd., an Ohio limited liability company (the Fund ), (2) Christopher L. Jarratt of Nashville, Tennessee (the Fund and Mr. Jarratt are sometimes referred to as the
 Purchasers ), and (3) Jarratt Associates, Inc., a Tennessee corporation
( Jarratt Associates ). Richard M. Osborne is the sole managing member of the Fund, and Jarratt Associates is a member of the Fund.

     (b) The business address of the Fund and Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     The business address of Mr. Jarratt and Jarratt Associates is 207 Third Avenue, North, Fourth Floor, Nashville, Tennessee 37201.

     (c) The Fund is a newly-formed Ohio limited liability company. To date, the only business of the Fund has been an offer to purchase for cash all outstanding capital shares of beneficial interest of Prudential Realty Trust, a Massachusetts business trust. The offer terminated on July 17, 1995 without acceptance by the Fund of any shares for payment. Mr. Osborne is President and Chairman of the Board of OsAir, Inc., a manufacturer of industrial gases for pipeline delivery and a real property developer. Mr. Osborne is also sole managing member of Turkey Vulture Fund XIII, Ltd., which acquires, holds, sells or otherwise invests in all types of securities and other instruments. OsAir, Inc. and Turkey Vulture XIII, Ltd. are located at 7001 Center Street, Mentor, Ohio 44060.

     Mr. Jarratt is President and the sole Director of Jarratt Associates, the principal business of which is commercial real estate investment and advisory services.

     (d)  Negative with respect to each reporting person.
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
CUSIP No. 026791-10-3

     (e)  Negative with respect to each reporting person.

     (f) The Fund is an Ohio limited liability company. Mr. Osborne is a citizen of the United States of America.

     Jarratt Associates is a Tennessee corporation. Mr. Jarratt is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Other than 15,000 Shares acquired by the Fund on September 1, 1995, the Shares reported herein as having been acquired by the Fund were acquired by Mr. Osborne and contributed by Mr. Osborne to the Fund on August 31, 1995. Mr. Osborne paid the approximate aggregate purchase price of $1.0 million for such Shares from personal funds and contributed such Shares to the Fund at the same price. The Fund s obligation to Mr. Osborne for this amount is evidenced by a promissory note, which is payable upon demand. Interest accrues on the note at the rate of 9% per annum. A copy of the note is attached hereto as Exhibit
7.1. The 15,000 Shares acquired by the Fund on September 1, 1995 were acquired for the approximate aggregate purchase price of $27,000.

     The Shares reported herein as having been acquired by Mr. Jarratt were acquired for the approximate aggregate purchase price of $38,000. Mr. Jarratt paid for such Shares from personal funds.

Item 4.   Purpose of Transaction.

     The Purchasers purchased the Shares to acquire a significant minority
interest in American Industrial for the purposes of investment.    Pursuant to
the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Purchasers presently have plans or proposals relating to the securities of American Industrial as set forth below:

     (a) Under the terms of an agreement, which is further described in Item 6 below, the Fund agreed with Jarratt Associates to purchase up to 9.8% of the Shares. Depending on future market conditions, developments with respect to American Industrial s business and other factors, the Purchasers are considering the possibility that it may be in their best interest, in the future, to acquire additional Shares, including more than 9.8% of the Shares. Further, depending on such conditions, developments and other factors, the Purchasers may, in the future, seek to acquire a majority ownership interest in American Industrial. However, neither of the Purchasers has any present plans to do so.

     (b) The Purchasers may consider, in the future, the possibility of a merger, consolidation or other business combination with American Industrial and the Fund or its affiliates. Such combination may involve the reorganization and/or partial liquidation of certain assets of American Industrial. However, neither of the Purchasers has any present plans or proposals relating to any such combination.
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
CUSIP No. 026791-10-3

     (c) The Purchasers may, in the future, seek to sell or otherwise dispose of certain assets of American Industrial. Such sale or other disposition may involve a material amount of assets of American Industrial. However, neither of the Purchasers has any present plans or proposals for any such action.

     (d) The Purchasers may, in the future, seek to gain representation on the Board of Trust Managers of American Industrial. However, neither of the Purchasers has any current plans or proposals in that regard. In connection with seeking such representation, the Purchasers may, upon review of relevant information about the business and operations of American Industrial, propose changes in the management of American Industrial. Such decisions will be based upon various factors, including but not limited to the contribution of management to increases in shareholder value. The Purchasers believe that it is incumbent upon current management to take all necessary steps to increase shareholder value.

     (e) The Purchasers may, in the future, suggest business strategies that might include plans or proposals to materially change the present capitalization or dividend policy of American Industrial. However, no such plans or proposals have yet been determined.

     (f) Neither of the Purchasers has any current plans to make material changes in the business and/or corporate structure of American Industrial. However, the Purchasers intend to review their respective positions in American Industrial from time to time and may, depending upon their evaluation of American Industrial s business and prospects and of future economic developments in general, including real estate, stock and money market conditions, elect to proceed with a transaction they may deem to be in the best interests of American Industrial and themselves, including but not limited to making a tender offer for the Shares. Notwithstanding the foregoing, neither of the Purchasers currently has any plans for executing any such transaction.

     (g) The Purchasers may consider, but have no present plans or proposals for, changing the declaration of trust or other similar instruments of American Industrial, or taking such other actions as may impede the acquisition of control of American Industrial by any person.

     (h) The Purchasers may consider, but have no present plans or proposals for, causing the Shares to be delisted from any national securities exchange.

     (i) The Purchasers may consider, but have no present plans or proposals for, taking action relating to a class of equity securities of American Industrial becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the Exchange Act ).

     (j) The Purchasers intend to seek an American Industrial shareholder list for the purpose of communicating with other shareholders with regard to the affairs of American Industrial. Except as set forth above, neither of the Purchasers has any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

CUSIP No. 026791-10-3

     The Purchasers are aware that because American Industrial is a real estate investment trust ( REIT ) the Internal Revenue Code of 1986, as amended (the
 Code ), may govern the acquisition of additional Shares by the Purchasers. In particular, the Code provides that to qualify as a REIT an entity must (1) throughout each taxable year have at least 100 shareholders and (2) during the last half of each taxable year have not more than 50% in value of the outstanding shares of the entity owned, directly or indirectly, by five or
fewer individuals.   In addition, the Third Amended and Restated Bylaws of
American Industrial, dated as of February 2, 1995 (the Bylaws ), purport to prohibit any person from acquiring more than 9.8% of the aggregate value of all outstanding Shares. In the event that the Purchasers determine to make additional purchases of the Shares, they will continue to review such provisions of the Code and Bylaws. The Purchasers may consider, but have no present plans or proposals for, challenging the legality of the imposition of the 9.8% limit in the Bylaws.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by American Industrial, there are 9,075,400 Shares outstanding.

     The Fund beneficially owns 632,600 Shares, or approximately 7.0% of the outstanding Shares. As sole managing member of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

     Mr. Jarratt beneficially owns 25,000 Shares, or less than 1% of the outstanding Shares. Jarratt Associates does not beneficially own any Shares. Jarratt Associates and the Fund have entered into an agreement with respect to the Shares, which is further described in Item 6 below. As a result the ownership of Shares by Mr. Jarratt and such agreement, the Fund, Mr. Jarratt and Jarratt Associates may be deemed members of a group under Section 13(d)(3) of the Exchange Act. Together, the Fund and Mr. Jarratt beneficially own 657,600 Shares, or approximately 7.2% of the outstanding Shares.

     (b) Mr. Osborne as sole managing member of the Fund has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 632,600 Shares owned by the Fund.

     Mr. Jarratt has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 25,000 Shares owned by him.

     (c) 617,600 of the Shares beneficially owned by the Fund were contributed to the Fund by Mr. Osborne on August 31, 1995, at a price of approximately $1.67 per share (excluding commissions paid by Mr. Osborne). The other 15,000 Shares beneficially owned by the Fund were purchased by the Fund in an open market transaction on September 1, 1995 for approximately $1.75 per share (excluding commissions). During the past 60 days, Mr. Osborne has purchased the Shares in open market transactions as set forth below:

CUSIP No. 026791-10-3

           Date     Number of Shares    Approximate Per Share Price
          ------    ----------------     (Excluding Commissions)
                                        ----------------------------
     July 3, 1995        15,000             $1.50
     July 5, 1995        12,500              1.50
     July 6, 1995        28,700              1.50
     July 7, 1995        25,300              1.50
     July 10, 1995       36,900              1.50
     July 13, 1995       18,800              1.62
     July 17, 1995       29,000              1.63
     July 19, 1995        5,000              1.63
     July 21, 1995       19,200              1.63
     July 24, 1995       62,000              1.74
     July 25, 1995          200              1.63
     July 26, 1995       37,300              1.75
     July 31, 1995       18,900              1.63
     August 2, 1995       4,700              1.63
     August 3, 1995       8,000              1.63
     August 4, 1995       3,800              1.63
     August 7, 1995         900              1.63
     August 8, 1995       8,600              1.63
     August 9, 1995       7,800              1.63
     August 10, 1995      3,300              1.63
     August 11, 1995        200              1.63
     August 14, 1995      2,700              1.63
     August 15, 1995      5,900              1.63
     August 16, 1995     10,300              1.63
     August 23, 1995     39,100              1.63
     August 24, 1995    129,500              1.74
     August 25, 1995     19,300              1.75
     August 28, 1995     20,900              1.75
     August 29, 1995      8,800              1.75

     Mr. Jarratt has not acquired any Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On August 9, 1995, the Fund agreed with Jarratt Associates that it would form a new entity to purchase up to 9.8% of the Shares. Subsequent to executing the agreement, the Fund and Jarratt Associates agreed to use the Fund as the entity to purchase the Shares. Pursuant to the agreement, (1) Mr. Osborne agreed to loan the Fund up to $2,250,000 for the purchase of the Shares and for expenses of the Fund, (2) Mr. Osborne is entitled to a 9% return on any amounts so advanced by Mr. Osborne to the Fund, (3) Mr. Osborne owns 75% of the Fund and Jarratt Associates the remaining 25%, and (4) Jarratt Associates is entitled to receive an advisory fee equal to $10,000 per month, plus expenses,

CUSIP No. 026791-10-3

during the time that the Fund owns 5% or more of the Shares outstanding. The demand promissory note reflecting Mr. Osborne s loan to the Fund is attached hereto as Exhibit 7.1, and the letter agreement between the Fund and Jarratt Associates is attached hereto as Exhibit 7.2.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1  --     Demand Promissory Note

     Exhibit 7.2  --     Letter Agreement between the Fund and Jarratt
                         Associates

     Exhibit 7.3  --     Joint Filing Agreement


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 1995                     Black Bear Realty, Ltd.


                                     /s/ Richard M. Osborne
                                    ------------------------------
                                    Richard M. Osborne, Managing Member



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 1995                       /s/ Christopher L. Jarratt
                                             ----------------------------
                                             Christopher L. Jarratt


                                             JARRATT ASSOCIATES, INC.


                                             /s/ Christopher L. Jarratt
                                             --------------------------
                                             Christopher L. Jarratt, President

                         Exhibit Index

     Exhibit 7.1  --     Demand Promissory Note

     Exhibit 7.2  --     Letter Agreement between the Fund and Jarratt
                         Associates

     Exhibit 7.3  --     Joint Filing Agreement